Filed Pursuant to Rule 433

Registration Statement No. 333-206222

Issuer Free Writing Prospectus dated July 28, 2016

Relating to Preliminary Prospectus Supplement dated July 25, 2016

Eagle Materials Inc.

Pricing Term Sheet

Issuer	Eagle Materials Inc.

Security	Senior Notes due 2026

Guarantors	All of the Issuer’s existing majority-owned subsidiaries

Aggregate principal amount	$350,000,000

Gross Proceeds	$350,000,000

Net Proceeds (before expenses)	$345,187,500

Maturity date	August 1, 2026

Coupon	4.500%

Issue price	100.000% of face amount

Yield to maturity	4.500%

Spread to benchmark treasury	+299 basis points

Benchmark treasury	UST 1.625% due May 15, 2026

Interest payment dates	August 1 and February 1, commencing February 1, 2017

Optional redemption

Prior to August 1, 2021, the Company may redeem some or all of the notes at a price equal to 100% of the principal amount of the notes plus a “make-whole” premium, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption.

Prior to August 1, 2019, the Company may redeem up to 40% of the original aggregate principal amount of the notes with the proceeds of certain equity offerings at a redemption price of 104.500% of the principal amount of the notes, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption.

On or after August 1, 2021, the Company may redeem some or all of the notes at the redemption prices (expressed as a percentage of the principal amount of the notes to be redeemed) set forth below, plus accrued and unpaid interest to, but excluding the applicable redemption date:

	Year	Percentage

	2021	102.250%

	2022	101.500%

	2023	100.750%

	2024 and thereafter	100.000%

Trade Date	July 28, 2016

Settlement	T+3; August 2, 2016

CUSIP	26969P AA6

ISIN	US26969PAA66

Ratings*	Ba1 / BBB (Moody’s / S&P)

Denominations/multiple	$2,000 and integral multiples of $1,000 in excess thereof

Joint book-running managers	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC BB&T Capital Markets, a division of BB&T Securities, LLC

Co-managers	Goldman, Sachs & Co. PNC Capital Markets LLC SunTrust Robinson Humphrey, Inc.

Pro forma ratio of earnings to fixed charges(1)	Three months ended June 30, 2016	Year ended March 31, 2016
	11.0x	8.5x

(1)	Earnings represent earnings before income taxes and before income from equity method investments plus: (a) fixed charges; and (b) cash distributions from equity method investments. Fixed charges include: (i) interest expense, whether expensed or capitalized, less interest accrued for uncertain tax positions; and (ii) the portion of operating rental expense which management believes is representative of the interest component of rent expense.

Changes from Preliminary Prospectus Supplement

The aggregate principal amount of notes to be issued in the offering increased from $300,000,000 to $350,000,000. The incremental net proceeds from the increase in the offering size will be used to repay outstanding borrowings under the Issuer’s Credit Facility. As a result, all information (including financial information) presented in the preliminary prospectus supplement, dated July 25, 2016, is deemed to have changed to the extent affected by the changes described herein.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The Issuer has filed a registration statement (including a prospectus), as amended, and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may request that a copy of the prospectus and the preliminary prospectus supplement be mailed to you free of charge by calling J.P. Morgan at (866) 846-2874, Merrill Lynch, Pierce, Fenner & Smith Incorporated at (800) 294-1322, Wells Fargo Securities, LLC at (800) 645-3751 or BB&T Capital Markets, a division of BB&T Securities, LLC at (844) 499-2713.